EQT MIDSTREAM PARTNERS, LP

625 Liberty Avenue

Pittsburgh, Pennsylvania 15222

June 22, 2012

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:       Mr. Charles Lee

Division of Corporation Finance

Re:          EQT Midstream Partners, LP

Registration Statement on Form S-1

File No. 333-179487

Dear Mr. Lee:

On behalf of EQT Midstream Partners, LP (the “Registrant”), and pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned hereby requests that the effective date of the above-referenced Registration Statement on Form S-1 be accelerated to 1:00 p.m., Eastern time, on Tuesday, June 26, 2012, or as soon as practicable thereafter.

The Registrant hereby acknowledges that:

1.               should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

2.               the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3.               the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

EQT MIDSTREAM PARTNERS, LP

By:	EQT Midstream Services, LLC,
its general partner

By:	/s/ Jonathan M. Lushko
Jonathan M. Lushko
Corporate Secretary

cc:	Laura L. Tyson
Baker Botts L.L.P.